Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-eighth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The twenty-eighth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 26, 2020 in Beijing, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated August 10, 2020. Out of the Company’s eleven directors, eight directors attended the Meeting, including Wang Bin, chairman and executive director of the Company, Su Hengxuan and Li Mingguang, executive directors of the Company, Liu Huimin, non-executive director of the Company, and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Yuan Changqing, Yin Zhaojun and Wang Junhui, non-executive directors of the Company, were on leave for other business and authorized in writing, respectively, Su Hengxuan, executive director of the Company, Liu Huimin, non-executive director of the Company, and Li Mingguang, executive director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2020

The Board passed the Proposal regarding the Interim Financial Reports for the First Half of 2020, which include the financial statements for the first half of 2020 prepared in accordance with PRC GAAP, the financial statements for the first half of 2020 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2020. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2020. Please refer to a separate announcement filed on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2020 and the H Shares Interim Report of the Company for the First Half of 2020

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding the Interim Solvency Report of the Company for the First Half of 2020

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding the Performance Target Contracts of the Company’s Senior Management Personnel for the Year of 2020

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding the Company’s Investment in Project Xin Cheng

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun, and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 5 for, 0 against, with no abstention

6.	The Proposal regarding the Company’s Investment in Project Beidouxing

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun, and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 5 for, 0 against, with no abstention

7.	The Proposal regarding the Company Entering into a Framework Agreement for Daily Connected Transactions with Wonders Information Co., Ltd.

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2020

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Amendments to the Administration Measures for Related Party Transactions of the Company

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Company’s Work Report of Protection of Consumer Rights for the First Half of 2020

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

Board of Directors of China Life Insurance Company Limited

August 26, 2020

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